02041741

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

JUL 3 - 2002

**Form CB**

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 2)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

| | |
|---|---|
| Securities Act Rule 801 (Rights Offering) | ☐ |
| Securities Act Rule 802 (Exchange Offer) | ☒ |
| Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) | ☐ |
| Exchange Act Rule 14d-1(c) (Third Party Tender Offer) | ☐ |
| Exchange Act Rule 14e-2(d) (Subject Company Responses) | ☐ |

PROCESSED
JUL 12 2002
THOMSON
FINANCIAL

**RHEIN BIOTECH N.V.**
*(Name of Subject Company)*

**Not applicable**
*(Translation of Subject Company's Name into English (if applicable)*

**The Netherlands**
*(Jurisdiction of Subject Company's Incorporation or Organization)*

**BERNA BIOTECH AG**
*(Name of Person(s) Furnishing Form)*

**Common Registered Shares, nominal value of CHF 0.40 per share**
*(Title of Class of Securities)*

**Not applicable**
*(CUSIP Number of Class of Securities (if applicable))*

**Kees Moonen**
**Vice President – Legal Affairs**
**Rhein Biotech N.V.**
**Gaetano Martinolaan 95**
**6229 GS Maastricht**
**The Netherlands**
**Telephone: + 31 43 456 7896**
*(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)*

**June 25, 2002**
*(Date Tender Offer/Rights Offering Commenced)*

**Part I.** **Information Sent to Security Holders**

Not applicable

**Part II.** **Information Not Required to be Sent to Security Holders**

1. Notification under German Takeover Law of Status of Tender Offer

**Part III.** **Consent to Service of Process**

On June 26, 2002, Berna Biotech AG furnished to the Commission a Form F-X designating an agent to receive service of process on behalf of Berna Biotech AG in the United States.

**Part IV.** **Signatures**

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth herein in this statement is true, complete and correct.

/s/ Patrik Richard
(Signature)

Patrik Richard
(Name)

General Secretary
(Title)

July 3, 2002
(Date)

/s/ Rolf Gasser
(Signature)

Rolf Gasser
(Name)

Chief Financial Officer
(Title)

July 3, 2002
(Date)

*[Morgan Lewis Draft Translation dated July 3, 2002]*

Berna

**Berna Biotech AG ("Berna Biotech")**
**Rehhagstrasse 79, 3018 Berne, Switzerland**

**Notification regarding the status of the public tender offer of Berna Biotech to the shareholders of Rhein Biotech N.V. ("Rhein Biotech") Gaetano Martinolaan 95, 6229 GS Maastricht, Netherlands**

As of July 1, 2002, 5.30 p.m. the public tender offer of Berna Biotech to the shareholders of Rhein Biotech (Securities Identification Number 919 544) made pursuant to the tender offer document dated as of June 21, 2002, has been accepted by the holders of 782,471 shares of Rhein Biotech, which corresponds to approximately 19.3 % of the nominal capital and voting rights of Rhein Biotech.

Berna Biotech does not possess any shares of Rhein Biotech at the present. After the publication of the public tender offer Berna Biotech did not acquire shares via the stock exchange or off-stock exchange.

**The acceptance period** for the aforementioned public tender offer **ends at July 15, 2002, 12.00 p.m.** Central European Summer Time (CEST).

Berne, July 3, 2002

**Berna Biotech AG**
-The management board -